Exhibit 99.3

EMPLOYEE FAQ

1.	Why is MorphoSys the right partner for Constellation?

•	MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases.

•

Together, we will create a leading hematology-oncology organization with even stronger capabilities to develop and commercialize innovative cancer therapies – and to do this more rapidly than if we remained independent. Importantly, combining with MorphoSys ensures the financial capacity to continue to invest in parallel in our development, research and translational efforts.

•	This is a tremendously positive event for Constellation, our programs and our team, for several reasons:

i.

Complementary programs and R&D capabilities – MorphoSys’s technology base is biologics. Our small molecule discovery, development, and translational capabilities significantly broaden MorphoSys’s organization and strategic positioning.

ii.

Strong commercial team – MorphoSys has recently completed their commercial build and launched their first product in the U.S. We believe that combining with MorphoSys may accelerate our commercial build and the launch of pelabresib.

iii.	Combining with MorphoSys provides access to key development operations resources – that can help us deliver pelabresib to patients faster.

iv.	MorphoSys’s vision for our earlier pipeline programs, such as CPI-0209 and CPI-482, is broad and will both reinforce and benefit from MorphoSys’s development and commercial infrastructure.

v.

The combined company will be well-positioned to discover new medicines across multiple technologies (small molecule and protein therapeutics) and will have significant financial capacity to compete and win.

vi.	MorphoSys has a similar culture that is science-rooted, patient-focused, agile, and motivated to win.

2.	What does this mean for Constellation employees? Will there be any layoffs?

•	MorphoSys’s motivation for acquiring Constellation starts with our highly-skilled team and our programs. They are not simply acquiring assets.

•	We expect this transaction will create significant opportunities for employees of the combined company.

•	This transaction is about growth for MorphoSys and, while there will likely be some changes, we believe most employees will continue in their current roles.

•	We also believe there is a good cultural fit between our two organizations.

•	As a result, we expect a thoughtful integration following the anticipated closing of the transaction.

•	Until the closing, Constellation remains a separate company. At this time, there are no changes to reporting structures, compensation, benefits, or day-to-day responsibilities.

•	We will be keeping everyone updated as the specific plans for the integration come together.

3.	Will Constellation’s leadership team have roles within MorphoSys?

•	MorphoSys understands the critical role the Constellation leadership team will play in realizing the combined vision.

•	It is too early at this point to talk specifically about the details of the integration planning process, but we will keep you updated when there is more to report.

4.	When do you expect this transaction and its integration planning efforts to be completed? What happens between now and then?

•

The transaction is currently expected to close in the third quarter of 2021, subject to customary closing conditions, including a minimum tender of at least a majority of outstanding Constellation shares receipt of required regulatory approvals and until the close, Constellation remains a separate company.

•

We will soon begin planning for integration efforts that will happen over the coming months and will establish an integration planning team composed of members from both MorphoSys and Constellation to help lead this process.

•

It should be noted that MorphoSys and Constellation possess complementary capabilities and a shared commitment to delivering breakthrough cancer therapies, which we believe will enable a smooth and efficient integration following the closing of the transaction.

5.	Where will the combined company’s US HQ be located?

•	For now, we will remain at our First Street location.

•	We expect to proceed with the move to Talcott Avenue.

•	MorphoSys will remain headquartered in Munich, Germany. Constellation would be a major part of MorphoSys’s growing U.S. presence.

6.	How will this impact ongoing clinical trials?

•	All clinical trials remain ongoing.

7.	What happens to my equity/stock options?

•

All stock options in Constellation will vest upon the closing. Each option that has an exercise price that is less than $34 will be cancelled in exchange for a cash payment equal to the difference between $34 and the exercise price, multiplied by the number of shares subject to the option. This payment will be taxable compensation income to you and will be subject to tax withholding. Each option that has an exercise price that is equal to or greater than $34 will be cancelled without payment. To view details of your options, please log into your ShareWorks account.

•	If you own Constellation shares, you will receive $34 per share in cash on the closing of the transaction. Any gains on these shares will be subject to tax.

8.	Can I still sell my Constellation shares and exercise my Constellation stock options prior to the closing? What will happen to my 10b5-1 plan?

•

Until the closing, Constellation remains a separate publicly traded company. You can generally continue to sell your shares and exercise your options, subject to the usual limitations and compliance with the Constellation policy against insider trading.

Please refer to the terms of your 10b5-1 plan for further information.

9.	What will happen to my compensation and benefits? Are MorphoSys’s healthcare benefits similar to ours?

•

MorphoSys has agreed that for the first year following the closing your base salary will not be reduced and that your annual cash bonus opportunity for 2022 will be no less favorable than your cash bonus opportunity provided prior to closing.

•

In addition, for the first year following closing your aggregate benefits will be consistent with those provided prior to closing or with those provided to similarly situated U.S. employees of Morphosys. Finally, Constellation employees will generally be eligible to participate in MorphoSys’s equity compensation program for U.S. employees for fiscal year 2022 with opportunities that are comparable to those of as similarly situated U.S. employees of MorphoSys.

•

Morphosys has also agreed to pay each employee who is employed by Constellation immediately prior to the closing that is eligible to participate in a 2021 annual bonus program and remains employed with Constellation on the date such annual bonus would be payable in the ordinary course, their 2021 annual bonus at target.

•	Should there be any changes to compensation and benefits in the future, we anticipate providing you with updates as appropriate.

10.	Will we get MorphoSys stock options?

•

MorphoSys has agreed that Constellation employees will generally be eligible to participate in MorphoSys’s equity compensation program for U.S. employees for fiscal year 2022 with opportunities that are comparable to those of similarly situated U.S. employees of MorphoSys.

11.	When will I know if I will be retained or let go? What will my severance package be if I’m let go?

•	As we’ve shared, MorphoSys values our team.

•	It is too early at this point to talk specifically about the details of the integration planning process, but we will keep you updated as there is more to report.

•

MorphoSys recently established its presence in the US and it is still in a phase of strong hiring and growth. MorphoSys has reinforced the complementarity of both companies and has signalized high interest in Constellation employees to strengthen R&D as well as support areas from a global and local US perspective.

•	Any employees who are involuntarily terminated will generally be eligible for severance benefits under the Company’s Change in Control Plan

12.	How do our HR policies, procedures and current practices align with MorphoSys?

•	We and MorphoSys will provide those details in due course.

13.	Who is going to be making the decisions after the close? Will our current executive team be in place?

•	It is too early at this point to talk specifically about the details of the integration process.

•	MorphoSys is acquiring Constellation, in part, for its highly skilled team.

•	We expect to share updates in due course as decisions are made.

14.	Will our roles change at MorphoSys, and if so, what happens if I decide I want to leave?

•	It is too early at this point to talk specifically about the details of the integration planning process, but we will keep you updated as there is more to report.

15.	What is the culture of MorphoSys? What’s it like working there?

•	We’ve met a lot of very talented and passionate people in our interactions with MorphoSys and believe there is a good cultural fit between our two organizations.

•	We believe that like us, MorphoSys is science-rooted, patient-focused, agile, and motivated to win.

•	With our shared values and passionate colleagues, we will be well positioned to advance our mission of delivering innovative new therapies that address serious unmet needs.

16.	What should I do if I am contacted by the media or other third parties?

•	If you receive any inquiries, please direct them to Kia Khaleghpour.

17.	I have an offer out to a candidate, what do I tell them?

•	Please connect with a member of the HR team for any questions on outstanding offers.

18.	I have an opening in my team, can I continue recruiting?

•	Please connect with a member of the HR team for any questions on open roles on your team.

19.	I manage external business partners, what do I tell them?

•	Until the transaction closes, it is business as usual.

•	Please talk to your management team member for further information.

20.	I’m in the middle of implementing X, can I continue?

•	Until the deal is closed we remain an independent company but there are some business decisions we will take to MorphoSys for their consideration prior to proceeding.

•	Please check with your management team member before entering into any binding financial commitment.

21.	What do we tell our clinical investigators?

•	Until the transaction closes, it is business as usual.

•	Jeff Humphrey will reach out to clinical investigators with regard to this transaction.

•	Please talk to your management team member for further information.

Forward Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to MorphoSys AG (“MorphoSys”), Constellation Pharmaceuticals, Inc. (“Constellation”), MorphoSys’s tender offer for common stock of Constellation (the “Offer”), Constellation’s subsequent merger with MorphoSys’s indirect subsidiary (the “Purchaser”) (the “Merger” and together with the Offer, the “Transactions”), and the long-term strategic partnership and financing collaboration with Royalty Pharma plc that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Transactions and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of MorphoSys to advance Constellation’s product pipeline, including pelabresib (CPI-0610) and CPI-0209, FSI-174 and FSI-189; regulatory approval of pelabresib (CPI-0610) and CPI-0209 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the expected plans for financing the Transactions, the ability to complete the Transactions considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of Constellation’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of any of the Transactions; the effects of the Transactions on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the parties’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Constellation and the Schedule TO and related tender offer documents to be filed by MorphoSys and Purchaser. All forward-looking statements are based on information currently available to MorphoSys and Constellation, and MorphoSys and Constellation assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Constellation, nor is it a substitute for any tender offer materials that MorphoSys or Constellation will file with the SEC. A solicitation and an offer to buy shares of Constellation will be made only pursuant to an offer to purchase and related materials that MorphoSys intends to file with the SEC. At the time the tender offer is commenced, MorphoSys will file a Tender Offer Statement on Schedule TO with the SEC, and Constellation will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CONSTELLATION’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Constellation at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting MorphoSys or Constellation. Free copies of these materials and certain other offering documents will be made available by MorphoSys by mail to MorphoSys AG., Semmelweisstrasse 7, 82152 Planegg, Germany, attention: Investor Relations, by phone at 49 (0)89 / 899 27 179, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Constellation will be available free of charge under the “Investors” section of Constellation’s internet website at https://ir.constellationpharma.com/investor-relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, MorphoSys and Constellation file periodic reports and other information with the SEC. MorphoSys’s and Constellation’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.